Exhibit 12.1

Greater Bay Bancorp

Statement re Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
Income before income taxes	$152,372	$149,020	$196,327	$106,284	$110,829

Fixed charges:
Interest expense	90,876	109,838	160,555	199,793	165,892
Interest factor of rental expense	7,040	6,633	6,081	3,733	2,778

Fixed charges	97,916	116,471	166,636	203,526	168,670
Less: interest expense on deposits	53,465	57,684	82,747	132,655	146,269

Net fixed charges	44,451	58,787	83,889	70,871	22,401

Earnings, excluding interest on deposits from fixed charges	$196,823	$207,807	$280,216	$177,155	$133,230

Ratio of earnings, excluding interest on deposits, to net fixed charges(1)	4.43 x	3.53 x	3.34 x	2.50 x	5.95 x
Earnings, including interest on deposits in fixed charges	$250,288	$265,491	$362,963	$309,810	$279,499

Ratio of earnings, including interest on deposits, to fixed charges(2)	2.56 x	2.28 x	2.18 x	1.52 x	1.66 x

(1)	For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.
(2)	For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.